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March 13, 2014

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Daniel F. Duchovny, Esq. Office of Mergers and Acquisitions

RE:	Jos. A. Bank Clothiers, Inc. (“Jos. A. Bank”) Amended Schedule 14D-9 filed February 27, 2014 Schedule TO filed February 19, 2014, as amended SEC File No. 005-55471

Dear Mr. Duchovny:

On behalf of Jos. A. Bank, set forth below is a response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) (i) contained in your letter dated March 4, 2014 (the “Comment Letter”) relating to the Amended Schedule 14D-9 (the “Schedule 14D-9”) filed by Jos. A. Bank on February 19, 2014 (File No. 005-55471) and (ii) described in your phone call to me on March 5, 2014 relating to the Schedule TO (the “Schedule TO”) filed February 19, 2014, as amended.

We respectfully advise the Staff that, as disclosed in the amendments to the Schedule 14D-9 filed on March 11, 2014, Jos. A. Bank has entered into an Agreement and Plan of Merger with The Men’s Wearhouse, Inc. and Java Corp., in connection with which the offer to which the Schedule 14D-9 relates will be materially amended in the coming days. As disclosed in the amendments to the Schedule 14D-9 filed on March 11, 2014, Jos. A. Bank’s board of directors has unanimously approved the Agreement and Plan of Merger and recommended the offer contemplated thereby to its stockholders, and will amend and restate the Schedule 14D-9 in the coming days in a manner that will, among other things, substantially change the portion of the Schedule 14D-9 to which your comment related. Accordingly, Jos. A. Bank is not responding to the comment set forth in the Comment Letter at this time.

Daniel F. Duchovny, Esq. United States Securities and Exchange Commission March 13, 2014 Page 2

Also, we respectfully advise the Staff that Jos. A. Bank withdrew the offer contemplated by the Schedule TO by filing an amendment to the Schedule TO on March 11, 2014, and accordingly Jos. A. Bank is not responding to the comment described to me by telephone at this time.

* * *

If you have any questions with respect to the foregoing, please contact me at (212) 735-2322 or Jeremy London at (202) 371-7535.

Very truly yours,

/s/ Paul T. Schnell
Paul T. Schnell

Enclosures

cc:	Charles D. Frazer, Esq.
Jeremy D. London, Esq.